UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §§240.13d-2(a)

(Amendment No. 7)

Skyline Champion Corporation

(Name of Issuer)

Common Stock, par value $0.0277 per share

(Title of Class of Securities)

830830105

(CUSIP Number)

David N. Smith, Managing Director

MAK Capital One L.L.C.

590 Madison Avenue, Suite 2401

New York, NY 10022

(212) 486-3211

With a copy to each of:

Craig Marcus

Zachary Blume

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

(617) 951-7000

Howard M. Berkower

McCarter & English, LLP

825 Eighth Avenue

New York, NY 10019

(212) 609-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e) 240.13d-1(f) or 240.13d-1(g) check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830830105	SCHEDULE 13D/A	Page 2 of 7

1	NAMES OF REPORTING PERSONS MAK Capital One L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,439,759
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,439,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,439,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (See Item 5)*
14	TYPE OF REPORTING PERSON IA

* The calculation is based upon 56,657,191 shares of Common Stock (“Common Stock”) outstanding as disclosed by the Issuer in its annual report 10-K filed with the Securities and Exchange Commission (“SEC”) on May 23, 2019.

CUSIP No. 830830105	SCHEDULE 13D/A	Page 3 of 7

1	NAMES OF REPORTING PERSONS Michael A. Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,439,759
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,439,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,439,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

* The calculation is based upon 56,657,191 shares of Common Stock outstanding as disclosed by the Issuer in its annual report 10-K filed with the SEC on May 23, 2019.

CUSIP No. 830830105	SCHEDULE 13D/A	Page 4 of 7

1	NAMES OF REPORTING PERSONS MAK Champion Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,439,759
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,439,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,439,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (Seem Item 5)*
14	TYPE OF REPORTING PERSON OO

* The calculation is based upon 56,657,191 shares of Common Stock outstanding as disclosed by the Issuer in its annual report 10-K filed with the SEC on May 23, 2019.

CUSIP No. 830830105	SCHEDULE 13D/A	Page 5 of 7

1	NAMES OF REPORTING PERSONS MAK Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,439,759
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,439,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,439,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (Seem Item 5)*
14	TYPE OF REPORTING PERSON PN

* The calculation is based upon 56,657,191 shares of Common Stock outstanding as disclosed by the Issuer in its annual report 10-K filed with the SEC on May 23, 2019.

SCHEDULE 13D

This Amendment No. 7 to the statement on Schedule 13D (“Amendment No. 7”) amends the Schedule 13D originally filed by the Reporting Persons on June 11, 2018, as amended on August 7, 2018, as further amended on August 14, 2018, as further amended on September 25, 2018, as further amended on November 30, 2018, as further amended on December 7, 2018 and as further amended on March 6, 2019 (collectively, the “Schedule 13D”), relates to the shares of Common Stock, par value $0.0277 per share, of Skyline Champion Corporation (the “Issuer”). The principal executive offices of the Issuer are located at P.O. Box 743, 2520 By-Pass Road, Elkhart, IN 46515.

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 7 shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Block Sale of Shares

On June 11, 2019 the Reporting Persons sold 600,000 shares of Common Stock of the Issuer (“Shares”) to Morgan Stanley & Co. LLC in a block sale at $24.24 per share, which Shares represent greater than 1% (one-percent) of the total number of shares of Common Stock outstanding of the Issuer, based upon 56,657,191 shares of Common Stock as disclosed by the Issuer in its annual report 10-K filed with the SEC on May 23, 2019.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 7 is incorporated by reference in its entirety into this Item 5.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own Common Stock as follows: MAK Capital, Mr. Kaufman, MAK Champion and MAK Fund possess the voting power and dispositive power in respect of 3,439,759 shares.

(c) Except for the sales described in Item 4 above and in the Schedule 13D, no Reporting Person has effected any transactions in the shares of Common Stock during the last 60 days.

Item. 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented as follows

The information set forth in Item 4 of this Amendment No. 7 is incorporated by reference in its entirety into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2019

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN

MAK CHAMPION INVESTMENT LLC
By:	MAK CAPITAL FUND LP

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
President

MAK CAPITAL FUND LP
By:	MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member